                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


               United States Satellite Broadcasting Company, Inc.
               --------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   912534104
                                   ---------
                                 (CUSIP Number)

                                Peter G. Skinner
                           Dow Jones & Company, Inc.
                              200 Liberty Street
                           New York, New York  10281
                                (212) 416-2000
                           -------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 1, 1996
                                  ------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- --------------------------------------------------------------------------------
CUSIP NO. 912534104                                            Page 2 of 7 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dow Jones & Company, Inc.
          I.R.S. Identification No.: 13-5034940
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
- --------------------------------------------------------------------------------

                        7  SOLE VOTING POWER  (4,411,800 shares of Common Stock
     NUMBER OF             4,411,800          convertible into 4,411,800 shares
      SHARES                                  of Class A Common Stock)
   BENEFICIALLY
      OWNED BY          8  SHARED VOTING POWER
       EACH                0
     REPORTING
       PERSON           9  SOLE DISPOSITIVE POWER
       WITH                4,411,800 (See explanation in Row 7)

                       10  SHARED DISPOSITIVE POWER
                           0

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,411,800 (See explanation in Row 7)
- --------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.1% (Common Stock held by reporting person is 5.7% of the outstanding Common Stock; 26.1% assumes conversion of all
                Common Stock owned by reporting person into Class A Common
                Stock)
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.
         -------------------

     This statement relates to the Class A Common Stock, $.0001 par value per share (the "Class A Common Stock"), of United States Satellite Broadcasting Company, Inc., a Minnesota corporation (the "Issuer"), whose principal executive offices are at 3415 University Avenue, St. Paul, Minnesota 55114.

ITEM 2.  Identity and Background.
         -----------------------

     This statement is being filed by Dow Jones & Company, Inc., a Delaware corporation ("Dow Jones"), whose principal business is publishing and distributing business news and information. Dow Jones is subject to the informational requirements of the Act and in accordance therewith files reports and other information with the Commission. The address of its principal business and its principal office is 200 Liberty Street, New York, New York 10281. The executive officers and directors of Dow Jones, and their principal occupations and citizenship, are as follows:

     (a) Rand V. Araskog, a Director, is the Chairman and Chief Executive Officer of ITT Corporation, 1330 Avenue of the Americas, New York, New York 10019, and is a United States citizen.

     (b) Christopher Bancroft, a Director, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (c) Kenneth L. Burenga, President, Chief Operating Officer and a Director of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (d) William C. Cox, Jr., a Director and Executive Director/Client Relations of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United
States citizen.

     (e) Thomas G. Hetzel, Comptroller of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (f) Irvine O. Hockaday, Jr., a Director, is the President and Chief Executive Officer of Hallmark Cards, Inc., P.O. Box 419580, Kansas City, Missouri 64141, and is a United States citizen.

     (g) Vernon E. Jordan, Jr., a Director, is a senior partner with Akin, Gump, Strauss, Hauer & Feld, 1333 New Hampshire Avenue, N.W., Washington, D.C. 20036, and is a United States citizen.

     (h) Peter R. Kann, Chairman of the Board and Chief Executive Officer of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (i) David K.P. Li, a Director, is the Chief Executive Officer of The Bank of East Asia Ltd., 10 Des Voeux Road Central, Hong Kong, and is a citizen of Hong Kong.

     (j) Jane C. MacElree, a Director, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (k) James H. Ottaway, Jr., Senior Vice President and a Director of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (l) Donald E. Petersen, a Director, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (m) Warren H. Phillips, a Director, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (n) James Q. Riordan, a Director, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (o) Martha S. Robes, a Director, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (p) Kevin J. Roche, Vice President/Finance and Chief Financial Officer of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (q) Carlos Salinas de Gortari, a Director, 200 Liberty Street, New York, New York 10281, is a citizen of Mexico.

     (r) Peter G. Skinner, Senior Vice President of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (s) Carl M. Valenti, Senior Vice President and a Director of Dow Jones, 200 Liberty Street, New York, New York 10281, is a United States citizen.

     (t) Richard D. Wood, a Director, 200 Liberty Street, New York, New York 10281, is a United States citizen.

          Mr. Cox is the brother of Mrs. MacElree. Mr. Cox and Mrs. Mac Elree are first cousins of Mr. Bancroft and Mrs. Robes. Mr. Bancroft and Mrs. Robes are also first cousins. Mr. Bancroft, Mr. Cox, Mrs. MacElree and Mrs. Robes, certain of their relatives, and certain trusts and charitable organizations established by them owned beneficially, as of January 1, 1996, shares of Dow Jones accounting for approximately 68% of the votes represented by the outstanding capital stock of Dow Jones. Mr. Bancroft, Mr. Cox, Mrs. MacElree and Mrs. Robes, trusts as to which they or certain of their relatives are trustees or have beneficial or reversionary interests, and the trustees of such trusts, may be deemed to be in control of Dow Jones.

          None of the foregoing individuals or organization has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the foregoing individuals or organization, during the last five years, has been a party to a civil proceeding as a result of which such individual or organization was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

     In January 1994, Dow Jones purchased 4.91% of the capital stock of the Issuer for $25,000,200, $20,000,200 of which was paid in cash and $5,000,000 in the form of an advertising and services credit. The funds for the purchase were provided by working capital. On January 31, 1996, Dow Jones' shares of the Issuer's stock were converted into shares of Common Stock, $.0001 par value per share (the "Common Stock") as a result of a recapitalization of the Issuer in connection with an initial public offering of its new Class A Common Stock.

ITEM 4.  Purpose of Transaction.
         ----------------------

     Dow Jones acquired the securities of the Issuer for investment purposes. Although Peter G. Skinner, the General Counsel, Secretary and President of Television Operations of Dow Jones, is a director of the Issuer, Dow Jones does not intend to participate actively in the management or affairs of the Issuer. Neither Dow Jones nor any other person named in Item 2 above has any present plans or proposals which relate to or would result in any transactions of the nature described in Item 4 of Schedule 13D.

     At the time of the acquisition of the securities of the Issuer, the Issuer agreed with Dow Jones that Dow Jones shall have development rights with respect to business and financial programming and shall be the exclusive third-party provider of business and financial programming carried on the Issuer's programming other than such as may be included as incidental programming by the Issuer's other programmers. Dow Jones has the right to require the Issuer to broadcast up to six hours per weekday of such programming if such programming becomes available.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

      Dow Jones beneficially owns 4,411,800 shares of Common Stock. Each share of Common Stock is convertible, at the option of Dow Jones, into one share of Class A Common Stock at any time after July 29, 1996.

      Upon conversion (and if no other holders of Common Stock exercised their conversion privileges), Dow Jones would own 26.1% of the outstanding shares of Class A Common Stock. The 4,411,800 shares of Common Stock which the Company currently holds represents 5.7% of the outstanding Common Stock. The Company has the sole power to vote and to dispose of the foregoing shares of Common Stock.

     Dow Jones acquired the securities of the Issuer in January 1994 in a privately negotiated purchase transaction with the Issuer. The securities were acquired for an aggregate purchase price of $25,000,200. On February 1, 1996, Peter G. Skinner, a director of the Issuer and the General Counsel, Secretary and President of Television Operations of Dow Jones, acquired 1,000 shares of Class A Common Stock at a price of $27.00 per share.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         -----------------------------------------

     Under the terms of an underwriting agreement dated January 31, 1996, Dow Jones, along with certain other holders of the Issuer's Common Stock, agreed that, for a period of 180 days after January 31, 1996, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CS First Boston Corporation, an underwriter named in the agreement, subject to certain limited exceptions.

        Except for the aforementioned agreement, the persons named in Item 2 above have no contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

     None.

Signature.
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 11, 1996

DOW JONES & COMPANY, INC.



By: /s/ Peter G. Skinner
   ---------------------
   Peter G. Skinner
   Senior Vice President